Exhibit 99.1

HUB Cyber Security Resolves $16.6 Million in Legacy Liabilities through Strategic Settlements with Oppenheimer & Co. and Dominion Capital; Secures $13.5 Million Financing on Favorable Terms

TEL AVIV, Israel – February 20, 2025 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a global leader in confidential computing and advanced data fabric technology, has successfully executed important settlements with both Oppenheimer & Co. Inc. and Dominion Capital, eliminating $9.1 million in legacy liabilities. The Company has reduced a combined $16.6 million in claims to a final settlement amount of just $7.5 million, structured under highly favorable installment terms, significantly strengthening HUB’s balance sheet and financial flexibility.

To support these settlements, HUB has secured $13.5 million from Claymore Capital Pty Ltd. In exchange for long-term convertible notes, designed to fully fund the settlement obligations without requiring any cash outlay from HUB, as all payments under the settlements will be covered by Claymore. This highly favorable financing structure preserves liquidity, providing the Company with enhanced financial flexibility to focus on expansion and market growth. The five-year, zero-interest notes effectively refinance short-term liabilities from HUB’s balance sheet, reinforcing the Company’s commitment to long-term strategic financial management.

Noah Hershcoviz, CEO of HUB Cyber Security, commented:

“We are concluding a pivotal transitional period, successfully resolving significant legacy liabilities and eliminating obstacles that once limited our growth potential. Settling these obligations was a top priority for our management team upon joining HUB, and we are proud to have achieved this milestone. With these settlements behind us, HUB is now fully focused on executing our growth strategy. Following our transformative BlackSwan acquisition and a complete executive-level restructuring, we are entering our next phase with a clear strategic direction and a strong pipeline of opportunities. These transactions strengthen our financial foundation, position us to capitalize on growing market demand, and enhance our ability to create long-term value for our shareholders.”

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in advanced cybersecurity solutions that protect sensitive commercial and government information. HUB’s offerings include encrypted computing technologies that prevent hardware-level intrusions and innovative data theft prevention solutions. Operating in over 30 countries, HUB serves a diverse client base with its cutting-edge cybersecurity appliances and services.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits to HUB of the acquisition of BlackSwan, anticipated market opportunity, and projected revenues from the combined operations. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas, and the expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (x) the risk that Claymore will fail to make required installment payments under the settlement agreements with Oppenheimer or Dominion; and (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F/A filed on October 22, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations:

Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com